MBSC SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Notes to Consolidated Statement of Financial Condition
December 31, 2015
(In thousands)

(1) Nature of Business and Summary of Significant Accounting Policies

(a) *Organization*

MBSC Securities Corporation (Company), a registered broker-dealer and a registered investment adviser, is a wholly owned subsidiary of The Dreyfus Corporation (Corporation), which is a wholly owned subsidiary of The Bank of New York Mellon Corporation (BNY Mellon). The Company provides various investment product related services and advisory services as follows:

Distribution and sales of mutual funds sponsored/administered by the Corporation and by BNY Mellon Investment Management, a division of BNY Mellon;

Distribution and sales of variable annuity products issued through insurance carriers;

Sales and marketing of various wrap fee and institutional separate account products for high net worth individuals, corporate pension plans, public employee trust funds, endowments and foundations;

Sales of private placements including hedge funds.

Introducing brokerage services are cleared primarily through an affiliate, Pershing LLC, on a fully disclosed basis.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, BNYM Asset Management Operations LLC (BNYM AM OPS). All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) *Preparation of Financial Statements*

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) *Fair Value Measurement*

Fair value is defined under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), 820, *Fair Value Measurements*, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It establishes a hierarchy of inputs for measuring value:

Level 1 inputs Unadjusted quoted prices at the measurement date in active, accessible markets for identical assets or liabilities.

MBSC SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Notes to Consolidated Statement of Financial Condition
December 31, 2015
(In thousands)

| Level 2 inputs | Quoted prices in inactive markets for identical instruments, quoted prices in active markets for similar instruments, other observable inputs (interest rates and yield curves) or other inputs derived from/corroborated by observable market data. |
| Level 3 inputs | Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable. |

The Company assigns assets and liabilities that are carried at fair value on a recurring basis to the level when they are acquired or incurred. Subsequent appropriate changes are evaluated each reporting period.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company did not have any asset or liability classified as Level 2 or Level 3 at December 31, 2015.

(d) *Financial Instruments*

ASC 825, *Financial Instruments*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition, including cash, receivables, securities owned, certain other assets and certain other liabilities, approximate their carrying value.

(e) *Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand, demand deposits and highly liquid investments including money market accounts with original maturities of three months or less at time of purchase. Due to the short-term nature of these instruments the recorded value approximates fair value.

(f) *Income Taxes*

The Company is included in the consolidated federal and combined state and local income tax returns filed by BNY Mellon. In addition, the Company files stand-alone tax returns in certain jurisdictions including New Jersey. Income taxes are calculated using the modified separate return method, and the amount of current tax expense or benefit is either remitted to or received from BNY Mellon, pursuant to a tax-sharing agreement between BNY Mellon and the Company.

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

MBSC SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Notes to Consolidated Statement of Financial Condition
December 31, 2015
(In thousands)

In accordance with FASB ASC 740, *Income Taxes*, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet the more likely than not recognition threshold will result in either a reduction of current and deferred tax assets, and/or recording of current or deferred tax liabilities. The Company recognizes accrued interest and penalties, if applicable, related to income taxes as a component of income tax expense.

(g) *Restricted Stock*

Certain employees of the Company participate in BNY Mellon's Long-Term Incentive Plan. Under the terms of this incentive plan, the awards paid may be in the form of BNY Mellon Restricted Stock Units. Restricted stock unit awards are issued at fair market value at the date of grant and vest over three or four years from the date of grant. The total cost of issuance is recognized as a component of additional paid-in capital and offset by a credit to additional paid-in capital within stockholder's equity (the cost of issuance has no impact on the Company's stockholder's equity).

(h) *Stock Options*

Pursuant to ASC 718, *Compensation-Stock Compensation*, the Company recognizes compensation costs related to stock-based awards with a graded vesting schedule on a straight-line basis over the required service period for the entire award. The offsetting credit is recorded as additional paid-in capital.

(2) Summarized Financial Information of BNYM AM OPS

The consolidated statement of financial condition has been prepared on the basis of U.S. GAAP and differ in certain respects from accounting practices prescribed by the SEC's general instructions to Form X-17A-5. Under the SEC's general instruction's, certain subsidiaries may not be consolidated.

The consolidated statement of financial condition as of December 31, 2015 reflects $5,806 of net assets attributable to the Company's subsidiary as well as certain elimination and reclassification adjustments which are not reflected in the Company's statement of financial condition contained in Part IIA of Form X-17A-5, which is prepared on an unconsolidated basis.

MBSC SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Notes to Consolidated Statement of Financial Condition
December 31, 2015
(In thousands)

(3)   Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at December 31, 2015:

Cash at The Bank of New York Mellon*	$	8,133
Investment in money market funds		108,243
Time deposits at The Bank of New York Mellon*		4,216
Total cash and cash equivalents	$	120,592
Cash segregated for the exclusive benefit of customers	$	3,027

*An affiliate of the company

(4)   Fixed Assets

The Company provides for depreciation of fixed assets based on the estimated useful life of the assets using the straight-line method. Amortization of leasehold improvements is computed over the lesser of the economic useful life of the improvement or the term of the lease.

The major classifications of fixed assets and their estimated useful lives at December 31, 2015 are as follows:

Furniture, fixtures and equipment (5 – 10 years)	$	1,915
Leasehold improvements		6,057
		7,972
Less accumulated depreciation and amortization		(7,220)
Fixed assets, net	$	752

(5)   Deferred Sales Commissions

Certain funds sponsored by the Corporation offer multiple classes of shares. Class A shares are sold with a sales charge imposed at the time of purchase. Class C shares (excluding money market funds) are subject to a contingent deferred sales charge (CDSC) imposed on redemptions made within a specified period. Class C shares are also subject to an annual distribution fee payable to the distributor pursuant to a distribution plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940 (Rule 12b-l Plan). Sales commissions paid to third-party intermediaries by the Company for selling Class C shares are capitalized and amortized to operations on a straight-line basis over 12 months (the investment-aging period). This amortization period approximates the period of time during which the

MBSC SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Notes to Consolidated Statement of Financial Condition
December 31, 2015
(In thousands)

sales commissions paid by the Company to broker-dealers for selling Class C shares are expected to be recovered from the funds through payments made pursuant to the funds' Rule 12b-l Plan.

The funds' Rule 12b-l Plan is subject to annual review by the funds' respective Boards of Directors.

The following is the change in deferred sales commissions for the year ended December 31, 2015:

Balance at beginning of year	$ 1,241
C Share deferred sales commissions	3,503
Amortization expense	(3,075)
Redemption write-offs	(113)
Balance at end of year	$ 1,556

(6) Financial Instruments

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2015, are as follows:

	Level 1	Level 2	Level 3	Total
Cash equivalents – money market funds	$ 108,243	—	—	108,243

There were no Level 2 or 3 assets or liabilities during the year.

(7) Employees' Benefit Plans and Share-Based Compensation Payments

The Bank of New York Mellon Corporation has defined-benefit and defined-contribution retirement plans covering substantially all full-time and eligible part-time employees of the Company. Employees contributions through payroll deductions into The Bank of New York Mellon Corporation 401(k) Savings Plan are matched by BNY Mellon's contribution, at the rate of $1.00 on the dollar, up to 4% of the employees' eligible pay and $0.50 on the dollar on the next 2% of the employees eligible pay.

Restricted stock units of BNY Mellon are issued to the Company's employees in connection with BNY Mellon's Long-term Profit Incentive Plan, as well as performance-based awards made to key employees at the discretion of the Compensation Committee of the Board of Directors of BNY Mellon. BNY Mellon grants employees of the Company deferred share awards, which provide the right to receive common shares of BNY Mellon at specified future dates.

The Company's Long-Term Incentive Plans provided for the issuance of BNY Mellon's stock options at the then fair market value at the date of grant to officers and employees of the Company. Generally, each option granted was exercisable between one and ten years from the date of grant.

MBSC SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Notes to Consolidated Statement of Financial Condition
December 31, 2015
(In thousands)

The Company obtains a permanent tax benefit from the amortization of restricted stock units and stock options recorded on the Parent for book purposes but deductible by the Company for tax purposes. The tax benefit is treated as a contribution of capital by the Parent to the Company. The benefit was approximately $4,355 for the year ended December 31, 2015.

(8) Minimum Lease Commitments

Future minimum payments, by year and in the aggregate, under noncancelable operating leases (premises) with initial or remaining terms of one year or more consisted of the following at December 31, 2015:

	Amount
Year ending December 31:	
2016	$ 2,312
2017	2,380
2018	2,449
2019	2,493
2020	2,104
2021*	1,105
	$ 12,843

  * There are no rental commitments beyond 2021.

(9) Related-Party Transactions

   (a) Included in receivables from related investment companies on the consolidated statement of financial condition is $19,415 of distribution fee revenue receivable at December 31, 2015.

   (b) As of December 31, 2015, amounts receivable from affiliates and payable to affiliates are $8,293 and $22,628, respectively, and are reflected in Receivables from and Due to affiliates on the consolidated statement of financial condition.

   (c) During the year, the Company paid a $20 million cash dividend to Parent.

(10) Federal, State and Local Income Taxes

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities. The Company has a gross deferred tax asset of $6,883 and a gross deferred tax liability of $657 at December 31, 2015. The deferred tax asset is primarily attributable to deferred compensation and depreciation and the deferred tax liability is primarily attributable to deferred sales commissions and the amortization of intangibles. The net deferred tax asset is $6,226. The Company has not recorded a valuation allowance because management believes it is more likely than not that the deferred tax assets will be realized.

MBSC SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Notes to Consolidated Statement of Financial Condition
December 31, 2015
(In thousands)

As of December 31, 2015, the Company has gross unrecognized tax benefits of $21,543. Of that balance at December 31, 2015, $3,362 represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods.

The Company recognized no interest in 2015 and had a $100 balance of accrued interest at December 31, 2015.

The Company does not expect any change in the total amount of unrecognized tax benefits over the next 12 months to have a material impact on the Company's financial statements.

Federal taxes payable of $14,845 and state and local taxes payable of $1,729 is included in due to/from affiliates on the consolidated statement of financial condition.

The Company's federal consolidated income tax returns are closed to examination through 2010. The New York State and New York City return examinations have been completed through 2010.

(11) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-l of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined as equal to the greater of $250 or 2% of the aggregate debit balances arising from customer transactions.

The Company acts as an introducing broker-dealer, clearing trades on a fully disclosed basis and does not carry customer or broker-dealer accounts. Net capital may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $56,196 which was $55,946 in excess of the required net capital.

The net capital rules may effectively restrict the payment of cash distributions and the withdrawal of equity capital.

(12) Litigation

In the ordinary course of business the Company may be a defendant or codefendant in legal actions. In accordance with applicable accounting guidance, the Company establishes reserves for litigation and regulatory matters when those matters proceed to a stage where they present loss contingencies that are both probable and reasonably estimable. In such cases, there may be a possible exposure to loss in excess of any amounts accrued. The Company will continue to monitor such matters for developments that will affect the amount of the reserve, if any, and will adjust the reserve amount as appropriate.